Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152091

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED JULY 18, 2008

LML PAYMENT SYSTEMS INC.

4,400,000 Shares of Common Stock

This Prospectus Supplement No. 1 dated August 13, 2008 (this “Prospectus Supplement”) supplements and amends the Prospectus dated July 18, 2008 (the “Prospectus”) relating to the resale by certain selling stockholders of up to 4,400,000 shares of our common stock comprised of (i) 4,000,000 shares of our common stock that a selling stockholder acquired in a private placement transaction pursuant to a securities purchase agreement dated as of March 26, 2008 and (ii) up to 400,000 additional shares of our common stock issuable upon exercise of common share purchase warrants that we issued to another selling stockholder, in connection with that transaction.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

We are filing this Prospectus Supplement to reflect our results for the fiscal quarter ended June 30, 2008 (as disclosed by us in a Form 10-Q that we filed with the SEC on August 11, 2008) and to also reflect certain other developments:

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Total revenue for the three months ended June 30, 2008 was approximately $3,177,000, an increase of approximately $1,721,000 or approximately 118.2% from total revenue of approximately $1,456,000 for the three months ended June 30, 2007.  Costs of revenue increased from approximately $498,000 for the three months ended June 30, 2007, to approximately $1,513,000 for the three months ended June 30, 2008, an increase of approximately $1,015,000.  Net loss decreased approximately $201,000 from approximately $248,000 for the three months ended June 30, 2007 to approximately $47,000 for the three months ended June 30, 2008.  Net cash flows used in operating activities were approximately $225,000 for the three months ended June 30, 2008.

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On June 30, 2007, we acquired all of the outstanding capital stock of Beanstream pursuant to an Arrangement Agreement dated as of April 30, 2007 between us and Beanstream (the “Arrangement Agreement”).  In addition to the purchase price that we paid at closing, the Arrangement Agreement also provided that the Beanstream shareholders could receive additional consideration contingent on the realization of specific revenue targets by the first anniversary of the closing (the “Earn-out”).  If the specific revenue targets were realized, the Earn-out would be payable either in cash or through the issuance of shares of our common stock.  On June 30, 2008, the specific revenue targets were realized and we have determined to pay the additional consideration through the issuance of 774,593 shares of our common stock (equal in value to CAD$2,000,000) to the former Beanstream shareholders.

Investing in our common stock involves a high degree of risk.  You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of the Prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement is August 13, 2008